Special Leaf LLC (the "Company") a Texas Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2025 & 2024

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Special Leaf LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 & 2024, and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
March 25, 2026

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2025	2024
ASSETS		
Current Assets		
Cash and Cash Equivalents	12,925	6,747
Total Current Assets	12,925	6,747
Non-current Assets		
Vehicle, net of Accumulated Depreciation	2,112	3,520
Total Non-Current Assets	2,112	3,520
TOTAL ASSETS	15,037	10,267
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Convertible Note - Related Party	60,000	-
Convertible Note	100,000	-
Accrued Interest from Related Party Convertible Notes	4,800	-
Accrued Interest from Convertible Notes	5,000	-
Short Term Debt	-	3,280
Total Current Liabilities	169,800	3,280
Long-term Liabilities		
Convertible Note - Related Party	20,000	60,000
Convertible Note	53,500	100,000
Accrued Interest from Related Party Convertible Notes	1,600	-
Accrued Interest from Convertible Notes	2,675	-
Total Long-Term Liabilities	77,775	160,000
TOTAL LIABILITIES	247,575	163,280
EQUITY		
Members Equity	(232,538)	(153,013)
Total Equity	(232,538)	(153,013)
TOTAL LIABILITIES AND EQUITY	15,037	10,267

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/2024	18,398
Capital Distributions, net	(27,088)
Net Income (Loss)	(144,323)
Beginning Balance at 1/1/2025	(153,013)
Capital Distributions, net	(41,830)
Net Income (Loss)	(37,695)
Ending Balance 12/31/2023	(232,538)

Statement of Operations

	Year Ended December 31,	
	2025	2024
Revenue	7,623	61,176
Cost of Revenue	-	26,643
Gross Profit	7,623	34,533
Operating Expenses		
Advertising and Marketing	6,363	38,554
General and Administrative	23,146	152,186
Research and Development	-	10,470
Depreciation	1,408	7,480
Total Operating Expenses	30,917	170,136
Operating Income (loss)	(23,294)	(135,603)
Other Expense		
Interest Expense	14,401	8,720
Total Other Expense	14,401	8,720
Earnings Before Income Taxes	(37,695)	(144,323)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(37,695)	(144,323)

Statement of Cash Flows

	Year Ended December 31,	
	2025	2024
OPERATING ACTIVITIES		
Net Income (Loss)	(37,695)	(144,323)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	1,408	7,480
Accrued Interest from Convertible Note - Related Party	6,400	-
Accrued Interest from Convertible Notes	7,675	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	15,483	7,480
Net Cash provided by (used in) Operating Activities	(22,212)	(136,843)
FINANCING ACTIVITIES		
Repayments of Notes Payable	(3,280)	(1,720)
Proceeds from Convertible Note - Related Party	20,000	60,000
Proceeds from Convertible Note	53,500	100,000
Distributions of Capital,net of Contributions	(41,830)	(27,088)
Net Cash provided by (used in) Financing Activities	28,390	131,192
Cash at the beginning of period	6,747	12,399
Net Cash increase (decrease) for period	6,178	(5,651)
Cash at end of period	12,925	6,747

Special Leaf LLC
Notes to the Unaudited Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Special Leaf LLC ("the Company") doing business as Olia was founded in Universal City, Texas in December of 2018. The Company's mission is to deliver clinically-documented health benefits from the abundance of polyphenols and antioxidants found in the olive leaf and its extract-in a delicious line of ready-to-drink teas for all day beverage occasions-by offering flavorful, healthy refreshment to health-conscious consumers who seek beverages and foods that taste good and are good for them. The Company will continue to earn revenue through multiple channels including retail and online.

The Company will continue conducting a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/25
Van	3	11,000	(8,888)	-	2,112
Grand Total	**-**	**11,000**	**(8,888)**	**-**	**2,112**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2025.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has entered into several convertible note agreements with a related party for the purposes of funding operations totaling $80,000. The interest on the notes are 8%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2026 and 2027. The note is convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. The valuation cap was $5,000,000.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has entered into several convertible note agreements with third parties for the purposes of funding operations totaling $153,500. The interest on the notes range from 5% and 8%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2026 and 2027. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. The valuation caps are $5,000,000. The valuation cap is defined as $2,000,000 divided by the total number of fully diluted shares of Common Stock outstanding immediately prior to the qualified financing, including the assumed conversion of all Preferred Stock, options, warrants, and equity incentive grants, but excluding any shares issued upon conversion of the notes or related convertible instruments in connection with such financing. See Note 3 – Related Party Transactions for details of related party convertible notes.

The Company entered into a business loan for which they received $21,800 and were required to repay $30,520. The balance was $3,280 as of December 31st, 2024. The loan was fully repaid on March 31st, 2025. The interest rate was 88.41%.

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	$160,000
2027	$73,500
2028	-
2029	-
2030	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a limited liability company with one class of membership unit wholly owned by multiple members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 25, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.